

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2012

Via E-Mail
Neil McMillan
Chief Executive Officer
Claude Resources, Inc.
224 4ᵗʰ Avenue South, Ste 200
Saskatoon, Saskatchewan
Canada S7K 5M5

> **Re: Claude Resources, Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2011**
> **Filed April 2, 2012**
> **File No. 001-31956**

Dear Mr. McMillan:

We have limited our review of your Form 40-F to the issue we address in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2011

1. Please amend your Form 40-F to include the audit opinion of KPMG, LLP, dated March 30, 2012.

2. We note that you assert compliance with International Financial Reporting Standards (IFRS), rather than IFRS as issued by the International Accounting Standards Board (IASB). Please ensure that the audit opinion you provide refers to and opines on IFRS as issued by the IASB and a ensure to include a statement in the financial statement notes asserting compliance with IFRS as issued by the IASB, or include a reconciliation to US GAAP. Refer to Item 17(c) of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

Neil McMillan
Claude Resources, Inc.
April 12, 2012
Page 2

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes, Staff Accountant at (202) 551-3774 or Brian Bhandari, Branch Chief at (202) 551-3390 if you have any questions regarding our comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining